[On Fenwick & West LLP Letterhead]
October 18, 2007
VIA EDGAR, FAX AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:
David L. Orlic
Jennifer Thompson
Division of Corporation Finance

Re:	SuccessFactors, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-144758
Ladies and Gentlemen:
     On behalf of SuccessFactors, Inc. (the “Company”), we are transmitting herewith Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-144758) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 20, 2007 (the “Registration Statement”).
     Per our response to comment 8 in the comments of the staff of the Commission (the “Staff”) in a letter dated September 27, 2007, we have updated the disclosure in the MD&A Overview section on page 31 and Business section on pages 58 and 59 of the Amendment to provide additional disclosure as to the Company’s estimates of the effect of customers described in those sections.
     We have also enclosed with the copy of this letter that is being transmitted via overnight courier, a copy of the Amendment in paper format, which is marked to show changes from Amendment No. 2 to the Registration Statement.
* * * * * * * *

Securities and Exchange Commission
October 18, 2007

     Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, William R. Schreiber at (650) 335-7855.

Sincerely,
/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:
Lars Dalgaard, Chief Executive Officer and President
Bruce C. Felt, Jr., Chief Financial Officer
Julian K. Ong, Vice President, General Counsel
SuccessFactors, Inc.
Gordon K. Davidson
William R. Schreiber
Fenwick & West LLP
Brooks Stough
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP